DATE: October 11th 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC OTC-BB-other: CRUGF

NEWS RELEASE

Issuance of Bonds

LONDON, United Kingdom, DATE: October 11th 2004 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew Gold Corporation has decided to issue a senior unsecured bond loan (‘the loan’) of NOK 100-150 mill with a fixed interest of 9.5%. The loan will be drawn down on 27 October 2004 and repaid on 27 October 2009. Crew may redeem the loan in October 2007 at a price of 103.0 % and in October 2008 at a price of 101.5%.

Pareto Securities ASA has been given a mandate as arranger of the bond issue.

The proceeds of the bond will enable Crew to pursue its growth strategies on both organic and non-organic projects.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44-1932 268 755) or by email to enquiries@crewgold.com. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com